SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Alvarium Tiedemann Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89357L105

(CUSIP Number)

Drew Figdor

c/o Alvarium Tiedemann Holdings, Inc.

520 Madison Avenue, 21st Floor

New York, NY 10022

(212) 396-5904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Drew Figdor
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,649,964 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,649,964 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,649,964 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.5% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 1,032,108 shares underlying warrants to purchase Class A Common Stock exercisable within 60 days of January 3, 2023 and (ii) 8,617,856 shares of Class B Common Stock, in each case of Alvarium Tiedemann Holdings, Inc. (the “Issuer”). Each Class B Unit (a “Class B Unit”) of TIG Advisors, LLC (“Umbrella”), a subsidiary of the Issuer, is paired with a share of Class B Common Stock (collectively, the “Paired Interests”). Pursuant to the Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 3, 2023 (as amended from time to time, the “LLC Agreement”), a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

(2)

Percentage ownership is calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 1,032,108 shares of Class A Common Stock underlying warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement” or “Schedule”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of Alvarium Tiedemann Holdings, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 520 Madison Avenue, 21st Floor, New York, NY 10022.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Drew Figdor (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Alvarium Tiedemann Holdings, Inc., 520 Madison Avenue, 21st Floor, New York, NY 10022.

(c) The Reporting Person is the Portfolio Manager – Arbitrage Strategy of TIG Advisors, LLC (“Umbrella”), a subsidiary of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities held directly by the Reporting Person were issued pursuant to the terms of the Business Combination described in Item 6 below.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Person is the Portfolio Manager – Arbitrage Strategy of Umbrella, and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 9,649,964 shares of Common Stock, which consists of (i) 1,032,108 shares underlying warrants to purchase Class A Common Stock exercisable within 60 days of January 3, 2023 held directly by the Reporting Person and (ii) 8,617,856 shares of Class B Common Stock held directly by the Reporting Person, representing approximately 8.5% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 1,032,108 shares of Class A Common Stock underlying warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c) None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Business Combination Agreement

On January 3, 2023 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of October 25, 2022 (as amended from time to time, the “Business Combination Agreement”), by and among Cartesian Growth Corporation, Rook MS LLC, Tiedemann Wealth Management Holdings, LLC, TIG Trinity GP, LLC, TIG Trinity Management, LLC, Alvarium Investments Limited, and Umbrella. In connection with the Business Combination, Cartesian Growth Corporation was renamed “Alvarium Tiedemann Holdings, Inc.”

In connection with the closing of the Business Combination, each warrant to purchase Class A Common Stock shall become exercisable on February 2, 2023, 30 days after the completion of the Business Combination. Each warrant shall expire on January 3, 2028, five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Umbrella LLC Agreement

Each Class B Unit (a “Class B Unit”) of Umbrella is paired with a share of Class B Common Stock (collectively, the “Paired Interests”). Pursuant to the Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 3, 2023 (as amended from time to time, the “Umbrella LLC Agreement”), a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the Umbrella LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

The foregoing description of the Umbrella LLC Agreement does not purport to be complete and is qualified in its entirety by the full text of the Umbrella LLC Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, the Issuer and Umbrella entered into the Tax Receivable Agreement (as amended from time to time, the “Tax Receivable Agreement”) with Mr. Figdor and each of the other Sellers named therein (collectively, the “Sellers”). The Tax Receivable Agreement generally provides for certain payments and makes certain arrangements with respect to certain tax benefits to be derived by the Issuer and its subsidiaries as the result of the Business Combination and future exchanges by such Sellers of their Paired Interests for Class A Common Stock in accordance with the Umbrella LLC Agreement and the making of payments under the Tax Receivable Agreement. Pursuant to the terms of the Tax Receivable Agreement, the Issuer generally will pay an amount equal to 85% of the net tax benefit that it receives from such exchanges to the Sellers. The costs and expenses of administering the Tax Receivable Agreement will be borne 15% by the Company and 85% by the Sellers, or in certain instances, all or a portion of such 85% amount may be borne by Umbrella.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Registration Rights and Lock-Up Agreement

On the Closing Date, the Issuer, entered into the Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) with certain shareholders, including the Reporting Persons, pursuant to which, among other things, the Issuer is obligated to file a registration statement to register the resale of certain securities of Cartesian held by such shareholders (including any outstanding Common Stock and any other equity security of the Issuer held by such shareholders immediately following the Closing and any Common Stock or any other equity security issued or issuable, including in exchange for Class B Units pursuant to the terms and subject to the conditions of the Umbrella LLC Agreement). The Registration Rights and Lock-Up Agreement also provides such shareholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights and Lock-Up Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Amended and Restated Business Combination Agreement, dated October 25, 2022 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed October 26, 2022).

99.2	Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 9, 2023.

99.3	Tax Receivable Agreement, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed January 9, 2023).

99.4	Registration Rights and Lock-Up Agreement, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed January 9, 2023).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 13, 2023

/s/ Drew Figdor
Drew Figdor